UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number   001-10898

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 23, 2010

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets:

Investments at fair value:
Preferred stock	$96,116,202	$98,905,441
Common stock	271,151,154	294,184,977
Mutual funds	1,864,128,183	1,325,085,034
Common trust fund	34,046,235	32,026,167
Fidelity BrokerageLink investments	54,923,486	37,398,195
Benefit-responsive investment contracts with financial institutions	573,868,847	532,745,312
Wrapper contracts	329,988	555,083
Guaranteed investment contracts	—	685,155
Short-term investments	34,076,995	36,588,063
Total investments	2,928,641,090	2,358,173,427

Participant loans	61,566,122	53,619,897

Receivables:
Employer contributions	92,643,712	93,052,811
Investments sold but not delivered	3,988,171	3,465,859
Accrued interest and dividends	303	1,782
Other receivables	689,403	1,900
Total receivables	97,321,589	96,522,352

Cash	30,182	32,031

Total assets	3,087,558,983	2,508,347,707

Liabilities:

Accrued expenses	977,799	470,110
Other payables	2,584,196	2,561,168

Total liabilities	3,561,995	3,031,278

Net assets available for benefits, before adjustment to contract value	3,083,996,988	2,505,316,429

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	20,200,005	49,169,320

Net assets available for benefits	$3,104,196,993	$2,554,485,749

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$357,083,047	$(935,429,651)
Interest	17,011,654	33,051,236
Preferred dividends	3,061,725	3,699,195
Common dividends	7,032,629	15,118,155
Mutual funds dividends	30,563,779	35,909,232

Total investment income (loss)	414,752,834	(847,651,833)

Contributions:
Employer	99,087,524	93,197,626
Employee	188,010,372	187,689,384
Rollover	14,966,351	18,544,264

Total contributions	302,064,247	299,431,274

Other additions (note 10)	758,552	50,518

Total additions/(reductions)	717,575,633	(548,170,041)

Deductions from net assets attributed to:
Paid to participants in cash	158,664,775	180,439,256
Common stock distributed at fair value	6,637,678	7,744,265
Administrative expenses	2,561,936	1,472,900

Total deductions	167,864,389	189,656,421

Net increase/(decrease)	549,711,244	(737,826,462)

Net assets available for benefits:
Beginning of year	2,554,485,749	3,292,312,211
End of year	$3,104,196,993	$2,554,485,749

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements

Note 1                                                    Description of the Plan

The following brief description of The Travelers 401(k) Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the “Company”) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (“FMTC”) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to statutory limitations of $16,500 and $15,500 for 2009 and 2008, respectively.  A participant who is, or will be, age 50 or older by the end of the year, can make additional catch-up contributions to a limit of $5,500 and $5,000 for 2009 and 2008, respectively. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible for the Plan, however, they will not be automatically enrolled.

Employer Contributions

The Company matches 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $91,733,609 for plan year 2009 and $92,210,944 for plan year 2008 were made into the Plan on January 27, 2010 and January 27, 2009, respectively.  Except for cases of retirement or termination due to disability or death, this matching contribution was made only to participants employed on the last working day of December.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                    Description of the Plan (continued)

In 2009, in addition to the Company matching contribution, the Company made a special contribution to each employee having a base salary of $60,000 or less as of December 31, 2008, in the amount of 1% of base salary up to a maximum of $500 regardless of the employee having contributed to the Plan.  The total special 2009 contribution of $6,443,812 was made on January 29, 2009.

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corporation which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (“Aetna participants”). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $910,103 for plan year 2009 and $986,682 for plan year 2008 were made into the Plan on February 10, 2010 and February 2, 2009, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

Rollover Contributions

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, Company matching contributions and the special 2009 contribution allocated to participants vest after three years of service.  Participants also become vested in full if they reach 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                    Description of the Plan (continued)

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.  At December 31, 2009 and 2008, the forfeiture account totaled $1,558,592 and $1,400,250, respectively.  Forfeitures used totaled $1,570,494 and $2,307,233 for 2009 and 2008, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common and preferred stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.   The Plan holds shares of Citigroup, Inc. common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup, Inc., and such shares are voted in the same manner as described above for Company shares.

Participant Loans

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at a time.  Effective April 1, 2009, the interest rate established at the inception of a loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Prior to April 1, 2009 the interest rate established at the inception of a loan was equal to the prime lending rate listed in the Wall Street Journal, as of the first of the month, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2009, there were 10,013 outstanding loans totaling $61,566,122.  At December 31, 2008, there were 8,697 outstanding loans totaling $53,619,897.

Distributions and withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $1,000, in installments.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                    Description of the Plan (continued)

after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.

To the extent an account is invested in Company preferred or common shares, a withdrawal or distribution can be in the form of common shares or cash.  Company preferred shares are converted to common shares as necessary to make any distribution in the form of shares.  To the extent an account is invested in Citigroup, Inc. common shares, a withdrawal or distribution can be in the form of common shares or cash.  Any hardship withdrawal prior to age 59½ is in cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

Note 2                                                    Significant Accounting Policies

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

The Plan values the holdings of benefit-responsive investment contracts at fair value.  The contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant loans are valued at their outstanding balances.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                                                    Significant Accounting Policies (continued)

Adoption of New Accounting Standard

Fair Value Measurements

In April 2009, the FASB issued updated guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability.  The guidance also requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value.  In addition, the presentation of the fair value hierarchy is required to be presented by major security type.  The provisions of the guidance were effective for the annual period ending after June 15, 2009.  The adoption of the guidance did not have a material effect on the Plan’s financial statements.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s preferred and common stock funds and other common stock.  At December 31, 2009 and 2008, approximately 11% and 14% of the Plan’s total assets were invested in the common stock and preferred stock of the Company, respectively.  At December 31, 2009 and 2008, approximately 1% and 2% of the Plan’s total assets were invested in Citigroup, Inc. common stock, respectively.  The underlying values of the Company common stock and preferred stock and Citigroup, Inc. common stock are entirely dependent upon the performance of the Company and Citigroup, Inc., respectively, and the market’s evaluation of such performance.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3                                                       Investments

The following table presents investments.  Investments that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified.

	2009	2008
Investments at Quoted Fair Value:
Common stock:
Travelers Companies, Inc., 5,060,842 and 5,567,376 shares, respectively	$252,333,582	$251,645,395
Citigroup, Inc., 5,685,067 and 6,339,729 shares, respectively	18,817,572	42,539,582
Total common stock	271,151,154	294,184,977
Mutual funds:
American Funds Growth Fund of America – Class R5, 11,334,723 and 9,883,379 shares, respectively	309,211,256	202,016,266
Vanguard Institutional Index Fund – Plus Class, 2,827,304 and 2,288,410 shares, respectively	288,328,453	188,885,340
Fidelity Diversified International Fund Class K, 8,116,545 shares	227,100,932	—
Fidelity Diversified International Fund, 7,180,110 shares	—	154,444,172
Fidelity U.S. Bond Index Fund, 19,311,574 and 17,189,280 shares, respectively	213,586,011	185,472,330
Other	825,901,531	594,266,926
Total mutual funds	1,864,128,183	1,325,085,034
Total investments at quoted fair value	2,135,279,337	1,619,270,011

Investments at Estimated Fair Value:
Preferred stock:
Travelers Companies, Inc., Series B Convertible, 239,458 and 271,688 shares, respectively	96,116,202	98,905,441

Common trust fund	34,046,235	32,026,167

Fidelity BrokerageLink investments	54,923,486	37,398,195

Benefit-responsive investment contracts with financial institutions:
Monumental Life Insurance, MDA00987TR	185,289,046	175,565,523
Other	388,579,801	357,179,789
Total benefit-responsive investment contracts with financial institutions	573,868,847	532,745,312

Wrapper contracts	329,988	555,083

Guaranteed investment contracts	—	685,155

Short-term investments	34,076,995	36,588,063
Total investments at estimated fair value	793,361,753	738,903,416
Total investments	$2,928,641,090	$2,358,173,427

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3                                                    Investments (continued)

Net appreciation (depreciation) in the fair value in investments as set forth in the table below, includes gains/losses on investment bought/sold during the year as well as unrealized appreciation (depreciation) on investments held at year end.

	2009	2008
Preferred stock	$8,718,771	$(24,019,082)
Common stock	1,836,135	(201,343,448)
Mutual and common trust funds	337,980,884	(692,464,529)
Fidelity BrokerageLink investments	8,555,412	(17,606,458)
Other	(8,155)	3,866

Net appreciation (depreciation) in fair value of investments	$357,083,047	$(935,429,651)

Note 4                                                    Fair Value Measurements

The Plan’s estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The three levels of the hierarchy are as follows:

Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of fixed maturity investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                                                     Fair Value Measurements (continued)

For investments that have quoted market prices in active markets, the Plan uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Plan utilizes a pricing service to determine an estimate of fair value. The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments are stated at fair value, except for short-term money market investments which are valued at cost plus accrued interest which approximates fair value.

Travelers preferred stock is based on a valuation model provided by an independent appraiser. The model takes into consideration the available information on Travelers common stock, other publicly traded securities, economic conditions and the dividend rate per share. Due to the limited observable market information, the Plan includes the fair value estimate for Travelers preferred stock in Level 3.

Common stocks traded on national securities exchanges are valued at their closing market prices.  Mutual funds are valued at their quoted net asset value.  The Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the common trust fund are valued at the net asset value per unit as reported by the sponsor of the common trust fund derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Benefit-responsive investment contracts with financial institutions consist of guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) which are reported at fair value.  The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The GICs amounts are disclosed in Level 3 due to the significant inputs being unobservable. Synthetic GICs are valued at the fair market value of the underlying assets of the master trust derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The BrokerageLink investments are reported at fair value. For the majority of BrokerageLink investments the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposits are valued at their certificate balances, which approximates fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                                                     Fair Value Measurements (continued)

Fair Value Hierarchy

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2009 and 2008.

December 31, 2009	Total	Level 1	Level 2	Level 3

Invested assets:
Preferred stock	$96,116,202	$—	$—	$96,116,202
Common stock	271,151,154	271,151,154	—	—
Mutual funds
Growth funds	473,899,592	473,899,592	—	—
Blended funds	394,398,794	394,398,794	—	—
Target date funds	247,570,635	247,570,635	—	—
International fund	227,100,932	227,100,932	—	—
Bond fund	213,586,011	213,586,011	—	—
Value funds	164,367,573	164,367,573	—	—
Balanced fund	81,911,455	81,911,455	—	—
Money market fund	61,293,191	61,293,191	—	—
Common trust fund	34,046,235	—	34,046,235	—
Fidelity BrokerageLink investments	54,923,486	52,089,666	237,417	2,596,403
Benefit-responsive investment contracts	573,868,847	—	573,868,847	—
Wrapper contracts	329,988	—	—	329,988
Short-term investments	34,076,995	34,076,995	—	—

Total	$2,928,641,090	$2,221,445,998	$608,152,499	$99,042,593

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                                                     Fair Value Measurements (continued)

December 31, 2008	Total	Level 1	Level 2	Level 3

Invested assets:
Preferred stock	$98,905,441	$—	$—	$98,905,441
Common stock	294,184,977	294,184,977	—	—
Mutual funds
Growth funds	320,744,896	320,744,896	—	—
Blended funds	273,165,921	273,165,921	—	—
Target date funds	151,793,168	151,793,168	—	—
International fund	154,444,172	154,444,172	—	—
Bond fund	185,472,330	185,472,330	—	—
Value funds	113,780,660	113,780,660	—	—
Balanced fund	66,170,786	66,170,786	—	—
Money market fund	59,513,101	59,513,101	—	—
Common trust fund	32,026,167	—	32,026,167	—
Fidelity BrokerageLink investments	37,398,195	32,573,602	140,824	4,683,769
Benefit-responsive investment contracts	532,745,312	—	532,745,312	—
Wrapper contracts	555,083	—	—	555,083
Guaranteed investment contract	685,155	—	—	685,155
Short-term investments	36,588,063	36,588,063	—	—

Total	$2,358,173,427	$1,688,431,676	$564,912,303	$104,829,448

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                                                  Fair Value Measurements (continued)

The following tables present the changes in the Level 3 fair value category during the period indicated.

Level 3 Assets

Year Ended December 31, 2009

	Preferred Stock	Fidelity BrokerageLink Investments	Wrapper Contracts
Balance at January 1, 2009	$98,905,441	$4,683,769	$555,083

Realized investment gains/(losses) and net investment income	6,662,702	(9,150)	—

Unrealized gains/(losses) relating to investments still held at reporting date	1,861,551	28,767	(225,095)

Purchases	—	1,176,017	—

Sales	(11,313,492)	(3,283,000)	—

Settlements/maturities	—	—	—

Balance at December 31, 2009	$96,116,202	$2,596,403	$329,988

	Guaranteed Investment Contract	Total
Balance at January 1, 2009	$685,155	$104,829,448

Realized investment gains/(losses) and net investment income	—	6,653,552

Unrealized gains/(losses) relating to investments still held at reporting date	—	1,665,223

Purchases	—	1,176,017

Sales	—	(14,596,492)

Settlements/maturities	(685,155)	(685,155)

Balance at December 31, 2009	$—	$99,042,593

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                                                  Fair Value Measurements (continued)

Level 3 Assets

Year Ended December 31, 2008

	Preferred Stock	Fidelity BrokerageLink Investments	Wrapper Contracts
Balance at January 1, 2008	$147,070,110	$2,565,055	$—

Realized investment gains/(losses) and net investment income	14,753,539	1,004	—

Unrealized gains/(losses) relating to investments still held at reporting date	(38,339,138)	49,337	555,083

Purchases	—	4,842,326	—

Sales	(24,579,070)	(2,773,953)	—

Settlements/maturities	—	—	—

Balance at December 31, 2008	$98,905,441	$4,683,769	$555,083

	Guaranteed Investment Contract	Total
Balance at January 1, 2008	$699,378	$150,334,543

Realized investment gains/(losses) and net investment income	25,443	14,779,986

Unrealized gains/(losses) relating to investments still held at reporting date	3,866	(37,730,852)

Purchases	—	4,842,326

Sales	—	(27,353,023)

Settlements/maturities	(43,532)	(43,532)

Balance at December 31, 2008	$685,155	$104,829,448

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2009 and 2008.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5                                                     Benefit-Responsive Investment Contracts with Financial Institutions

The Plans Stable Value Fund (the “Fund”) is comprised of investments held in the Dwight funds listed below as well as GICs and Synthetic GICs held in the SEI Stable Value Fund.

Traditional GICs.  A GIC is an investment contract issued by an insurance company or other financial institution backed by the general account of the issuer.  The Plan deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The GICs provide a fixed or floating rate of interest over the term to maturity of the contract.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Synthetic GICs.  A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the issuer.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian.  The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The assets underlying the contracts consist of commingled trust funds sponsored by Dwight Asset Management. The fair value of those funds at December 31, 2009 and 2008 is as follows:

	2009	2008
Dwight Target Fund 2	$280,449,379	$265,732,071
Dwight Target Fund 5	174,984,879	160,381,253
Dwight Intermediate Core Fund	118,434,589	106,631,988

Total	$573,868,847	$532,745,312

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5                                                     Benefit-Responsive Investment Contracts with Financial Institutions (continued)

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination.  The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  The Synthetic GICs generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer of the Synthetic GICs is obligated to pay the difference between the market value and the contract value.  If the Plan defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Plan will receive the market value as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.  The Plan may make an Amortization Election if the contract permits the issuer to terminate at market value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The GICs or Synthetic GICs are placed with or guaranteed by a financial institution whose Standard & Poor’s credit rating is AA- or higher.

Average Yield.  The average yield of the contracts is as follows:

	2009	2008
Average yields:
Based on actual earnings	3.41%	6.12%
Based on interest rate credited to participants	2.47%	4.38%

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 6                                                     Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied.  FMTC is a party-in-interest as defined by ERISA as a result of being trustee of the Plan.  The Plan invests in funds managed by an affiliate of FMTC.  The Plan also engages in transactions involving the acquisition or disposition of common stock and preferred stock of the Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 7                                                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

Note 8                                                     Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended and restated since receiving the determination letter.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 9                                                             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2009 and December 31, 2008 to Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$3,104,196,993	$2,554,485,749
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(20,200,005)	(49,169,320)
Net assets available for benefits per the Form 5500	$3,083,996,988	$2,505,316,429

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
Total investment income/(loss) per the financial statements	$414,752,834	$(847,651,833)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	(20,200,005)	(49,169,320)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	49,169,320	261,868
Total investment income/(loss) per the Form 5500	$443,722,149	$(896,559,285)

Note 10                                                      Legal and Other Matters

Franklin Templeton Funds Settlement

The Plan received settlement proceeds in the amount of $66,651 in 2009 and $50,518 in 2008 under a settlement and distribution plan established in connection with SEC proceedings against the investment advisors of the Franklin Templeton Funds related to late trading and/or market timing activities that were alleged to have occurred from December 31, 1996 through October 18, 2001.  The settlements were used to pay Plan expenses in 2009 and 2008.

Securities Settlement

In November, 2004, two purported class actions were brought in the U.S. District Court for the District of Minnesota by certain shareholders of the Company against the Company and certain of its current and former officers and directors.  These two actions were consolidated as In re St. Paul Travelers Securities Litigation II.  An amended consolidated complaint was filed alleging violations of federal securities laws in connection with (i) the Company’s alleged failure to make disclosure relating to the practice of paying brokers commissions on a contingent basis, (ii) the Company’s alleged involvement in a conspiracy to rig bids and (iii) the Company’s allegedly improper use of finite reinsurance products.  On January 17, 2008, the parties in In re St. Paul Travelers Securities Litigation II entered into a stipulation of settlement resolving the case.  On July 11, 2008, the District Court approved the settlement.  On January 22, 2010 the Plan’s share of the settlement of $674,820 was determined.  The Plan has not yet received the proceeds from the settlement.   The settlement funds are being held in an interest bearing account and will be allocated to participant accounts after they are received.  The trust has recorded a receivable in the Statements of Net Assets Available for Benefits for the settlement amount at December 31, 2009.

Schedule 1

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2009

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Preferred Stock
*Travelers Companies, Inc., Series B Convertible			239,458	$96,116,202

Common Stock
*Travelers Companies, Inc.			5,060,842	252,333,582
Citigroup, Inc.			5,685,067	18,817,572
				271,151,154
Mutual Funds
American Funds Growth Fund of America – Class R5			11,334,723	309,211,256
Vanguard Institutional Index Fund – Plus Class			2,827,304	288,328,453
*Fidelity Diversified International Fund Class K			8,116,545	227,100,932
*Fidelity U.S. Bond Index Fund			19,311,574	213,586,011
Rainier Small/Mid Cap Equity Portfolio – Institutional Class			4,574,095	122,311,303
Neuberger Berman Genesis Fund – Institutional Class			2,809,066	106,070,341
American Beacon Large Cap Value Fund – Institutional Class			5,611,806	96,803,659
*Fidelity Puritan Fund Class K			5,100,340	81,911,455
Vanguard Prime Money Market Fund – Institutional Class			61,293,191	61,293,191
Vanguard Target Retirement 2025 Fund			5,343,751	60,491,264
Vanguard Target Retirement 2015 Fund			4,072,216	46,056,762
Goldman Sachs Mid Cap Value Fund – Institutional Class			1,554,008	45,330,427
Baron Growth Fund			1,025,830	42,377,033
Vanguard Target Retirement 2045 Fund			3,257,362	39,153,488
Vanguard Target Retirement 2035 Fund			2,599,793	30,209,596
Target Small Cap Value Class T			1,323,422	22,233,487
Vanguard Target Retirement 2020 Fund			800,616	15,980,299
Vanguard Target Retirement Income Fund			1,206,757	12,779,560
Vanguard Target Retirement 2030 Fund			557,438	10,764,132
Vanguard Target Retirement 2010 Fund			505,896	10,380,978
Vanguard Target Retirement 2005 Fund			828,758	9,099,766
Vanguard Target Retirement 2040 Fund			381,833	7,273,914
Vanguard Target Retirement 2050 Fund			281,574	5,380,876
				1,864,128,183
Common Trust Fund
SEI Stable Value Fund			34,046,235	34,046,235

*Fidelity BrokerageLink Investments				54,923,486

See accompanying report of independent registered public accounting firm.

Schedule 1- Continued

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2009

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Benefit-responsive Investments with Financial Institutions
Monumental Life Insurance, MDA00987TR
Dwight Target 2 Fund	1.43%	Various	10,545,423	$185,289,046

Pacific Life Insurance Company, G-26926-01
Dwight Target 2 Fund	3.17%	Various	2,710,123	47,618,396
Dwight Target 5 Fund	3.17%	Various	4,618,332	87,562,738
Dwight Intermediate Core Fund	3.17%	Various	4,900,962	59,264,874

Natixis Financial Products, Inc., 1923-01
Dwight Target 2 Fund	3.07%	Various	2,705,772	47,541,937
Dwight Target 5 Fund	3.07%	Various	4,610,917	87,422,141
Dwight Intermediate Core Fund	3.07%	Various	4,893,093	59,169,715
				573,868,847
Wrapper Contracts
Monumental Life Insurance, MDA00987TR	1.43%	Evergreen		111,458
Pacific Life Insurance Company, G-26926-01	3.17%	Evergreen		218,530
				329,988

*Participant Loans	10,013 loans, 4.25% to 11.0%, 5 year maximum term with the exception of home loans (20 years)
				61,566,122

Short-Term Investments
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.26%	due on demand		34,076,995
Total				$2,990,207,212

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 23, 2010	THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

/s/ John P. Clifford, Jr.
John P. Clifford, Jr.
By:

John P. Clifford, Jr.
Executive Vice President, Human Resources and Plan Administrator
Member of the Administrative
Committee for The Travelers 401(k) Savings Plan